Mail Stop 3561

March 19, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Learned J. Hand
Chief Executive and Acting Financial Officer
300 Market Street, Suite 130-13
Chapel Hill, North Carolina 27516

      Re: **Wellstone Filters, Inc.**
                 Form 10-K for the year ended December 31, 2008
                 Filed March 19, 2009
                 File No. 000-28161

Dear Mr. Hand:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Linda Cvrkel
                          Branch Chief

VIA FACSIMILE
Mr. Jehu Hand
(949) 489-0034